---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:  February 29, 2009
                                                     Estimated average burden
                                                     hours per response.....10.4
                                                     ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1 ) *


                                  MOD-PAC CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    607495108
                      -----------------------------------
                                 (CUSIP Number)


                                  July 20, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

CUSIP No.            607495108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.       John H. Lewis
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                United States
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power           0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power         335,959
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power      0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power    335,959
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      335,959
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   12.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)         IN
--------------------------------------------------------------------------------

                               Page 2 of 9 pages

CUSIP No.            607495108
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.        Osmium Partners, LLC
    I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power           0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power         335,959
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power      0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power    335,959
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      335,959
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   12.3%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)         OO
--------------------------------------------------------------------------------

                                Page 3 of 9 pages

CUSIP No.            607495108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.       Osmium Capital, LP
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power           0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power         244,618
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power      0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power    244,618
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person     244,618
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   8.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)         PN
--------------------------------------------------------------------------------

                               Page 4 of 9 pages

CUSIP No.            607495108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.       Osmium Capital II, LP
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power           0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power         79,568
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power      0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power    79,568
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      79,568
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   2.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)         PN
--------------------------------------------------------------------------------

                                Page 5 of 9 pages

CUSIP No.            607495108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.       Osmium Spartan, LP
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                Delaware
--------------------------------------------------------------------------------
Number of               5.   Sole Voting Power           0
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power         9,600
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power      0
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power    9,600
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person     9,600
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   0.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)         PN
--------------------------------------------------------------------------------

                                Page 6 of 9 pages

This Amendment No. 1 amends and restates in its entirety the Statement on
Schedule 13G filed on February 9, 2005 by and on behalf of John H. Lewis, Osmium Partners, LLC and Osmium Capital, LP.

Item 1.

(a)      The name of the issuer is Mod-Pac Corp. (the "Issuer").
(b) The principal executive office of the Issuer is located at 1801 Elmwood Avenue, Buffalo, New York 14207.

Item 2.
(a) This statement (this "Statement") is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the "Fund"), Osmium Capital II, LP, a Delaware limited partnership ("Fund II"), and Osmium Spartan, LP, a Delaware limited partnership ("Fund III") (all of the foregoing, collectively, the "Filers"). The Fund, Fund II and Fund III are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Osmium Partners also manages other accounts on a discretionary basis. The Fund, Fund II, Fund III and individual account holders directly own the common shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.
(b) The Principal Business Office of the Filers is 388 Market Street, Suite 920, San Francisco, California 94111.
(c) For citizenship information see item 4 of the cover sheet of each Filer.
(d)      This Statement relates to the Common Stock of the Issuer.
(e)      The CUSIP Number of the common stock of the Issuer is 607495108.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Not applicable.

Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each Filer. The percentage ownership of each Filer is based on 2,733,761 shares of Common Stock outstanding as of May 3, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2006.

                                Page 7 of 9 pages

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   July 28, 2006


/s/ JOHN H. LEWIS
-----------------------------------
John H. Lewis


Osmium Partners, LLC

By: /s/ JOHN H. LEWIS
    -------------------------------
John H. Lewis, Managing Member


Osmium Capital, LP

By: Osmium Partners, LLC,
    General Partner

By: /s/ JOHN H. LEWIS
    -------------------------------
    John H. Lewis, Managing Member


Osmium Capital II, LP

By: Osmium Partners, LLC,
    General Partner

By: /s/ JOHN H. LEWIS
    -------------------------------
    John H. Lewis, Managing Member


Osmium Spartan, LP

By: Osmium Partners, LLC,
    General Partner

By: /s/ JOHN H. LEWIS
    -------------------------------
    John H. Lewis, Managing Member


                                Page 9 of 9 pages

                                  EXHIBIT INDEX

Exhibit No.       Document
-----------       --------

    1             Joint Filing Agreement, dated July 28, 2006, among John H.
                  Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP and Osmium Spartan, LP to file this joint statement on Schedule 13G

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Mod-Pac Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 28th day of July, 2006.


Dated: July 28, 2006


                                       /s/ JOHN H. LEWIS
                                       -----------------------------------------
                                       John H. Lewis


                                       Osmium Partners, LLC

                                       By: /s/ JOHN H. LEWIS
                                           -------------------------------------
                                           John H. Lewis, Managing Member


                                       Osmium Capital, LP

                                       By: Osmium Partners, LLC,
                                           General Partner

                                       By: /s/ JOHN H. LEWIS
                                           -------------------------------------
                                           John H. Lewis, Managing Member


                                       Osmium Capital II, LP

                                       By: Osmium Partners, LLC,
                                           General Partner

                                       By: /s/ JOHN H. LEWIS
                                           -------------------------------------
                                           John H. Lewis, Managing Member


                                       Osmium Spartan, LP

                                       By: Osmium Partners, LLC,
                                           General Partner

                                       By: /s/ JOHN H. LEWIS
                                           -------------------------------------
                                           John H. Lewis, Managing Member